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                                               Filed by: Paradyne Networks, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                   Rule 14a-12 under the Securities Exchange Act

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 001-16147

                                                           Date: January 8, 2002

         On December 27, 2001, Paradyne Networks, Inc. ("Paradyne"), a wholly owned subsidiary of Paradyne ("Merger Sub") and Elastic Networks Inc. ("Elastic") entered into a merger agreement (the "Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, Elastic has agreed to merge with Merger Sub (the "Merger"). Subsequently, on January 4, 2002, Paradyne, Elastic and Merger Sub entered into an amendment to the Merger Agreement (the "Amendment"). The Merger Agreement was filed by Paradyne as
Exhibit 2 to Paradyne's Current Report on Form 8-K dated December 31, 2001 and is incorporated herein by reference. The Amendment was filed today by Paradyne as Exhibit 2.1 to Paradyne's Current Report on Form 8-K/A and is incorporated herein by reference.

         A copy of a memorandum from Sean Belanger, Paradyne's President and Chief Executive Officer, to the employees of Paradyne, dated December 28, 2001, is being filed as Appendix A to this filing and is incorporated herein by reference.

         The material included in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as applicable, particularly those statements regarding the effects of the Elastic acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Paradyne and Elastic claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Paradyne and Elastic as of today's date, and Paradyne does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Paradyne or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Paradyne and Elastic have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary stockholder or other approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the Merger include, but are not limited to, conditions in the financial markets relevant to the proposed Merger, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change


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that could render Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of SOFTBANK CORP.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.

            The proposed transaction will be submitted to Paradyne's and Elastic's stockholders for their consideration, and Paradyne will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Paradyne and Elastic to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF PARADYNE AND ELASTIC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT PARADYNE AND ELASTIC, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: PARADYNE, INVESTOR RELATIONS 727-530-8082, OR TO: ELASTIC, DARRELL BORNE 678-762-3843.

         Paradyne and Elastic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Paradyne and Elastic in connection with the merger. Information regarding those participants is included in the proxy statements for the Paradyne and Elastic annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.


                                      - 2 -
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                                   APPENDIX A

Date:  December 28, 2001
To:  Paradyne Employees
From:  Sean Belanger
Subject:  Acquisition of Elastic Networks

Today Paradyne announced the acquisition of Elastic Networks, a company located outside of Atlanta, Georgia. We are very excited about this acquisition. They have a great team of qualified and enthusiastic people.

The key positives of this acquisition are:

1. It launches us into the "in-building" DSL business. As most of you know Keith Nauman's team is building an "in-building" DSLAM. Keith's team's product represents the next generation of in-building DSLAMS. This development will continue and the timely delivery of this product is critical to our success in 2002. The products currently manufactured by Elastic are being sold and are in this market today. Acquiring Elastic is the ultimate time to market move. Elastic's largest customer for their product is Verizon Avenue. We believe if you could pick any company in the US to be your customer for "in building" DSL deployment, you would pick Verizon. In addition, Elastic has existing accounts in hotel DSL applications and recently closed new business with 6 Continents representing numerous hotel deployments.

2. Elastic, like Paradyne, does very well in the independent telephone company market. They have over 100 independent telephone companies as customers. There is virtually no overlap with Paradyne customers. Combined we will have over 200 ITCO customers. We now have claim to the dominant provider of DSL for small ITCO's.

3. Elastic has two exciting and unique technologies. First Etherloop. Etherloop is a 10 Megabit DSL technology that is ideally suited for in-building market. Like our ReachDSL, it works over the most adverse copper plant, but in this case over short distances with very high speed as well as long distances with speeds at times comparable to ReachDSL. The other technology now in development is Etherloop2. Etherloop 2 is a 100 Megabit DSL technology that has the promise of higher speeds at both short and long distances than any DSL technology made. We look for this product to be delivered in the first half of 2003.

4. Elastic DSLAM products are IP. Paradyne DSLAM products today are predominantly ATM. We believe the market is split on IP vs. ATM DSLAMs. With Elastic Paradyne will support both. We will now serve ATM and IP. We will serve in-building, in central office, short high-speed


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loops and, of course, the longest most challenged loops in the world. We truly give customers an alternative to Alcatel and Lucent.

5. With Elastic they bring cash and working capital into the company and to our balance sheet. Our combined balance sheet will look better after this merger.

The merger/acquisition was announced today. It will likely close in March or April. The press release and follow on communication will answer any other questions you may have. I will highlight the Elastic merger at our First Friday meeting, January 4th, at 4 p.m.


Hope you all had a great holiday!


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